Exhibit 99.1

Trina Solar Schedules 2013 Annual Meeting of Shareholders

CHANGZHOU, China — July 31, 2013 — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (PV) modules, solutions and services, announced today that it will hold its 2013 annual general meeting of shareholders on Tuesday, September 3, 2013 at 9:00 a.m. Beijing Time. The meeting will be held at the Board Room, Changzhou Trina Solar Energy Co., Ltd., No. 2 Tian He Road, Trina PV Industrial Park, New District, Changzhou, Jiangsu Province 213031, People’s Republic of China. All shareholders of record as of July 23, 2013 will be eligible to vote and are invited to attend. The following resolutions are to be considered and passed, if thought fit, at the meeting:

1.              Re-election of Mr. Qian Zhao as a director of the Company;

2.              Re-election of Dr. Yeung Kwok On as a director of the Company; and

3.              Appointment of KPMG as an auditor of the Company to audit the accounts of the Company for the fiscal year ending December 31, 2013 and that the board of directors or the audit committee of the board of directors of the Company shall fix the fee for KPMG.

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

For further information, please contact:

Trina Solar Limited Terry Wang, CFO Phone: + (86) 519-8548-2009 (Changzhou)	Brunswick Group Ilse Schache Phone: + (86) 10-6566-2256 Email: trina@brunswickgroup.com
Kevin Zhang, Investor Relations Phone: + (86) 519-8517-6093 (Changzhou) Email: ir@trinasolar.com